Exhibit 99.1

July 24, 2018

PV Nano Cell Contracts Investor

Relations Services

MIGDAL HA’EMEK, ISRAEL / ACCESSWIRE / July 24, 2018 / PV Nano Cell Ltd. or the “Company” (OTCQB: PVNNF), an innovative producer of single-crystal, metal nano metric based products and conductive digital inks which are also suitable for 3D printing, signed a supply agreement with Merck, a leading science and technology company. Supply quantities are targeted to ramp in 2018. This commercial agreement is a significant step for PV Nano Cell as its proprietary technology will be used by Merck in a wide range of diverse technology applications. Sales are expected to start immediately in Q3 2018.

PVNNF is pleased to announce that the Company has entered into a yearlong contract with Emerging Markets Consulting, LLC (“EMC”). EMC specializes in supporting small and midcap companies gain exposure with individual investors.

PV Nano Cell Chief Executive Officer, Dr. Fernando de la Vega, commented, “We are very excited to start this partnership with EMC. EMC proven performance record is a very good fit for us. EMC team will add support to our business and make sure our efforts and performance are visible in the markets.”

James S. Painter III, President of EMC, stated, “We are proud to be representing PV Nano Cell. We have reviewed the Companies progress and have been very impressed with the management and their business. Additionally, the company has made solid moves in growing the company and the corporate structure to gain more shareholder value. We see a bright future and a large number of potential opportunities in the 3D printing sector.”

About Emerging Markets Consulting, LLC

Based in Clermont, Florida with an office in New York, Emerging Markets Consulting, LLC (“EMC”) brings over 40 years of combined experience in the investor relations industry. EMC is an international investor relations firm with affiliates worldwide. EMC is relationship driven and results oriented. EMC’s goal is to select the right clients and to concentrate its resources and efforts to serve a limited number of high quality clients. For more information, please visit emergingmarketsllc.com.

About PV Nano Cell

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) applications and solar photovoltaics (PV). PV Nano Cell’s SicrysTM ink family is a single-crystal, nanometric silver conductive ink delivering enhanced performance. SicrysTM is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. SicrysTM silver conductive inks are been implemented in mass production applications and used all over the world in a range of digital printing applications developments, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. In addition, PV Nano Cell has expanded its capabilities to include an Integrated prototyping, design and R&D unique printer by the recent acquisition of DigiFlex. For more information, please visit www.PVNanoCell.com.

Forward-looking Statements

This press release contains forward-looking statements. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward-looking statements.” All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please visit www.PVNanoCell.com; or contact:

Emerging Markets Consulting, LLC

Mr. James S. Painter III

President

w: 1 (321) 206-6682

m: 1 (407) 340-0226

f: 1 (352) 429-0691

email: jamespainter@emergingmarketsllc.com

website: www.emergingmarketsllc.com

PV Nano Cell Ltd

Dr. Fernando de la Vega

CEO and Chairman of the Board

w: 972 (04) 654-6881

f: 972 (04) 654-6880

email: fernando@pvnanocell.com

website: www.pvnanocell.com

SOURCE: PV Nano Cell Ltd.